100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

December 21, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE:	PolyMet Mining Corp.
Registration Statement on Form F-3
Filed November 20, 2012
File No. 333-185071

Dear Mr. Reynolds:

PolyMet Mining Corp. (the "Company," "we" or "our,") has electronically transmitted the following: (1) this letter; and (2) Amendment No. 1 to Registration Statement on Form F-3 (“Amendment No. 1”). We have also sent to you by Federal Express courtesy copies of the following: (1) this letter; and (2) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from our Registration Statement on Form F-3 (File No. 333-182236), filed by us on November 20, 2012.

Set forth below are our responses to the comments raised in the December 11, 2012 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, we have provided each of the Staff's numbered comments followed by our responses.

General

1.

Please advise us of why it is appropriate, in light of your intent to register the guarantees of debt securities, that the form of indenture does not provide for the guarantees at this time and why the guarantor does not appear to be an anticipated party to the indenture. Alternatively, revise the registration statement or form of indenture as appropriate.

RESPONSE: We no longer intend to register subsidiary guarantees of the debt securities under the registration statement. Any debt securities issued under the registration statement will be issued solely by us and will not be guaranteed by our subsidiary. We have revised Amendment No. 1 accordingly.

2.	Please revise your disclosure in the prospectus and the form of indenture to clarify whether the guarantees are full and unconditional.

RESPONSE: As noted above, we no longer intend to register subsidiary guarantees of the debt securities under the registration statement. Any debt securities issued under the registration statement will be issued solely by us and will not be guaranteed by our subsidiary. We have revised Amendment No. 1 accordingly.

3.	Please provide financial statements consistent with Rule 3-10 of Regulation S-X or advise us of why you believe such financial statements are not required.

RESPONSE: As noted above, we no longer intend to register subsidiary guarantees of the debt securities under the registration statement. As a result we are not required to provide financial statements consistent with Rule 3-10 of regulation S-X.

* * * * *

Notwithstanding the Staff’s comments, in the event we request acceleration of the effective date of the pending registration statement, we will furnish the Staff a letter, at the time of such request, acknowledging that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 867-1834, or our outside legal counsel, Joseph Walsh, at (212) 704-6030 if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Douglas J. Newby
Douglas J. Newby

cc:

Shaz Niazi, United States Securities and Exchange Commission
Jim Lopez, United States Securities and Exchange Commission
Jonathan C. Cherry, PolyMet Mining Corp.
Henry I. Rothman, Troutman Sanders LLP
Joseph Walsh, Troutman Sanders LLP